CAPELLA EDUCATION COMPANY
225 South 6th Street, 9th Floor
Minneapolis, MN 55402
November 8, 2006
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton
                  Senior Counsel

Re:	Capella Education Company
Registration Statement on Form S-1 (File No. 333-124119)
Ladies and Gentlemen:
     Capella Education Company (the “Company”) has previously requested, by letter dated November 7, 2006, that the above referenced Registration Statement on Form S-1 be permitted to become effective at 1:30 p.m. Eastern Time on November 9, 2006, or as soon thereafter as possible. In connection with this request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Gregory W. Thom
Gregory W. Thom
Vice President, General Counsel and Secretary

cc:	Stephen Shank
Lois Martin
David Miller
Michael Coddington
Damien Zoubek